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                             May 13, 2024

       Paul J. Dechary
       Executive Vice President & General Counsel
       Monster Beverage Corporation
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corporation
                                                            Schedule TO-I Filed
May 8, 2024
                                                            File No. 005-41221

       Dear Paul J. Dechary:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed May 8, 2024

       General

   1. Where a filing person elects to incorporate by reference the information required by Item
                                                        1010(a) of Regulation
M-A, all of the summarized financial information required by Item
                                                        1010(c) must be
disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule
TO and telephone interpretation I.H.7 in the July 2001 supplement
                                                        to our    Manual of
Publicly Available Telephone Interpretations    that is available on the
                                                        Commission   s website
at http://www.sec.gov. Please revise your disclosure to include the information required by
Item 1010(c) of Regulation M-A and disseminate the amended
                                                        disclosure as required
by Exchange Act Rule 13e-4(e)(3). In addition, we note that the
                                                        Schedule TO indicates
that Item 10(b) is "not applicable." If such reference is intended to indicate that the
disclosure described in Item 1010(b) of Regulation M-A is not applicable, please include in your
response letter an explanation as to why the Company believes that pro forma information
is not material to a shareholder's investment decision whether to tender shares in the
Offer.
 Paul J. Dechary
Monster Beverage Corporation
May 13, 2024
Page 2
Conditions of the Offer, page 33

2.       Refer to the following condition on page 34 of the Offer to Purchase:
  [A]ny change,
         condition, event or development . . . [that] is discovered or is threatened relating to (1)
         general political, market, economic, financial or industry conditions in the United States or (2) our business, general affairs, management, financial position . .. ., which in our reasonable judgment is or may be materially adverse to us or otherwise makes it
         inadvisable for us to proceed with the Offer.    A tender offer may be
conditioned on a
         variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question
         101.01 of the Tender Offer Rules and Schedules Compliance and
Disclosure
         Interpretations (March 17, 2023). Please revise this condition so that it is objectively
         determinable and outside of the Company   s control.
Source and Amount of Funds, page 35

3. Please disclose the existence of any alternative financing plans or arrangements in the event that the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E to
         Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation
M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



FirstName LastNamePaul J. Dechary                              Sincerely,
Comapany NameMonster Beverage Corporation
                                                               Division of
Corporation Finance
May 13, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName